UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Results of Annual General Meeting

On December 16, 2022, Brooge Energy Limited (the “Company”) held its annual general meeting of shareholders (the “Annual General Meeting”).

At the Annual General Meeting, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth below. Each ordinary share was entitled to one vote with respect to each matter submitted to a vote at the Annual General Meeting. Ordinary shares representing 95,854,311 or 87.46% of the total votes attributable to all outstanding ordinary shares, were present by proxy at the Annual General Meeting.

The matters considered and voted on by the shareholders at the Annual General Meeting and the votes of the shareholders noted below are final.

For proposals 1 through 7, the shareholders voted as follows with respect to the re-appointment of each of the nominees for director identified below:

Nominee	For	Against	Abstain	Broker Non-Votes
Dr. Yousef Mahmoud Mohammad Alassaf	92,534,885	0	3,319,426	0
Saleh Mohamed Yammout	92,624,758	0	3,229,553	0
Lina Saheb	92,624,758	0	3,229,553	0
Tony Boutros	93,034,335	0	2,819,976	0
Nariman N. Karbhari	92,534,885	0	3,319,426	0
Firoze Kapadia	94,844,376	0	1,009,935	0

As a result of the Annual General Meeting, the Company’s board of directors now consists of Dr. Yousef Mahmoud Mohammad Alassaf, Saleh Mohamed Yammout, Lina Saheb, Tony Boutros, Nariman N. Karbhari, and Firoze Kapadia.

These items were the only matters voted upon at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 20, 2022	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb Title: Interim Chief Executive Officer

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